Own real estate for $100 ("Robinhood of real estate." - Yahoo Finance)

🟦 PITCH VIDEO   ⬜ INVESTOR PANEL

How FC Barcelona's Braithwaite and business partner are aiming to help the BIPOC community through real estate

@braithwaiteofficial ●

@yfwtb

WEALTH GAP

yahoo! finance   **NYCE LAUNCHES 'ROBINHOOD OF REAL ESTATE' ON APP STORE**    LIVE

nycegroup.co   New York NY

Technology   Fin Tech   Real Estate   Black Founder

LEAD INVESTOR ⌃

David Chen   GTIF Capital Managing Partner

We invested in NYCE because we believe that the management team possesses character, hard work, and a great track record in this industry. Their portfolio is well thought out, the amenities, combined with the advanced esports lounges with North American Collegiate League make this a very high tech and savvy investment. Their message and want to bridge the financial gap and desire to make so many new millionaires is inspiring. We invest in character, and this is what Philip, Martin and NYCE has.

Invested $3,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES 32   WHAT PEOPLE SAY 1185   ASK A QUESTION 166

Highlights

1 🦄 Market leader: Fastest real estate startup to sell $1M+ with Reg. CF in 2020

2 💰 Investors own shares of a diversified real estate portfolio and its related technologies

3 🚀 2020 bootstrapped results: $1M+ raised; $211M+ AUM; $1.3M EBITDA

4 📈 4X+ year-over-year AUM growth, surpassing VC-backed firms like Diversyfund ($93.7M valuation)

5 🔋 Tech: Launched NYCE's investment app ("Robinhood of real estate" - Yahoo Finance)

6 💥 Over $1.38M in investment reservations (at 100% valuation increase) since March 2021

7 🔥 Over 175,000 users across community members, subscribers and investors

8 💻 As seen on Business Insider, Forbes, Entrepreneur, CBS, Yahoo Finance, CNBC and others

Our Team



Philip Michael   CEO

As head of NYCE, Philip's led NYCE to a record-setting raise, built the NYCE app, while adding $211M in AUM during a pandemic. Has 129K followers on Instagram.

Women and Millennials of color have inherited the worst economic conditions in history: Trillions in debt and a racial wealth gap that will take 228 years to close. We want to solve that by creating



Martin Braithwaite CO-FOUNDER

Slapped with a $324M price tag, Martin Braithwaite is an FC Barcelona striker alongside Leo Messi. As CVO, Martin is responsible for the overall long-term vision of NYCE.



Vineet Kumar HEAD, CREATIVE & DIGITAL

Vineet is the creative genius UI/UX force behind NYCE's all creative and digital assets, including all websites, social media, TRIBE™, and the NYCE app.



Nat Remy HEAD, BUSINESS & EXPERIENCE

Nat is the dynamic operational machine that oversees the daily workflow of NYCE and its assets, including our investor/member community, experience and strategic partnerships.



Arif Nezami HEAD, BUSINESS ANALYTICS & FINANCE

Arif is the resident genius responsible for analyzing and reviewing all projects, operational efficiencies and analytics. With Philip, Arif created NYCE's proprietary KPI Tracker.



Danny Cortenraede PARTNER/ADVISOR

Danny's responsible for partnerships and co-investments. A digital media pioneer, Danny built (and operates) the largest sports community online, overseeing a portfolio of 55M followers.



Dmitrit Ishimbayev

As you know, the pandemic has wreaked havoc on the economy over the past year.

Underneath it all, there's an even greater epidemic, rampaging just as viciously—and for an even longer time: the racial+gender wealth gaps.

In spite of **$1.3 trillion** in spending power, it will **take more than four lifetimes** to narrow the **wealth gap** between Black and White communities.

Exactly 12 months ago, we opened up access to our then-$57M real estate (all self-funded), hoping to be a beacon of hope and contribute in our own way.

Our overall mission was—and is—to create 100,000 millionaires of color by 2030, with a 36-month target to reach $100M in assets under management (AUM).

Instead, we f*^%#% crushed that, adding $478M to our real estate pipeline, acquired 1500+ luxury apartments ($211M+ AUM), and set a record as the fastest

real estate company to sell $1M via. Reg CF. (A record we've since broken on this page.)

More importantly...

NYCE brought together/created thousands of first-time BIPOC investors during a pandemic. 🙏

They're even calling us the "Robinhood of real estate." (We won't shut down trading for you, though...)



In addition, we've <u>created and leveraged technology</u> (<u>via our app</u>), opening up even further access to people of color—all colors—excluded from opportunity.

And to this day, to retain control, we haven't taken a single venture capital dollar.



(As a direct apples-to-apples comparison, DiversyFund raised capital at a $93.7M valuation with ~2860 users.)

Yet, in under 12 months, we've surpassed (and outpaced) heavily-VC backed fintechs across several growth metrics MOM and YOY, including user growth and active AUM.



We ALSO completed **TEMPLE I**, our first NYCE community-owned project. 💯



This is our Hacker House in the mini-Silicon Valley-style district we're building inside Temple University's campus in Philadelphia. (**See attached deck.** 🔥)

Peep the walkthrough here. 😌

So what's next?!

Well, we pretty much smashed every single projection we set. Now, any intelligent business must adapt to the conditions of the marketplace.

With Metro flight, we've expanded our growth focus to larger apartment complexes in booming Sun Belt markets—i.e. where people are moving to— picking up 1500+ apartments in Jacksonville, Austin TX, San Antonio, and a high rise in Virginia Beach.



Here are the next projects we're building...







And some existing ones we bought.



Note: NYCE holds a controlling stake in these projects alongside joint venture partner LYND.

Our goal is to create 100,000 NEW investors in 2021 (not guaranteed).

With prior Reg CF rulings, we were capped at $1.07M, limiting us to "just" 2100+ investors. This year we intend to go significantly higher, per the SEC. AND this time, we're not starting from scratch.*

The limit for the raise is currently set at $535K, but we intend to raise it up to $5M upon getting audited financial statements and filing a Form C/A.



Oh, by the way, we kinda blew up on social...

What kicked everything off was one video I did 12 months ago. From there, we've built a dedicated following of 120K people on Instagram alone.

Martin also cleared 1M in followers. (I guess being teammates with Messi and Shakira's husband doesn't hurt...)



Which we now leveraged into an exclusive wealth-building community called the TRIBE™, our own personal hang-out spot for our investors, followers, and fellow wealth-hackers.



There's an exclusive investor-only group where you can always get in touch with the NYCE team. (And YES, Philip and Martin are active in there, too.)

Anyway, back to the INVESTMENT!

We're doing a limited round this time to kick off an EPIC 2021 and continue to spread the love. THIS time around, we'll open up at an even lower minimum investment amount ($100) than last so more people can join.

Again, every decision we make is stress-tested against a very basic question:

"Does this bring us closer to 100,000 new millionaires by 2030?"

If so, then yes, we do it.

And here we are.